March 17, 2014

BY EDGAR

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Response dated March 12, 2014

File No. 001-33805

Dear Ms. Ciboroski:

On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter supplements the Company’s letters dated March 14, 2014, and March 12, 2014, each of which related to the Company’s 2012 Form 10-K filing as noted above.

Further to the Company’s previous submissions and discussions with the SEC staff, the Company has identified certain improvements that it will make in its internal controls over financial reporting as a result of the decision to restate certain prior period financial statements to consolidate its collaterized loan obligations. Accordingly, the controls and procedures section of the Company’s 2013 Form 10-K will provide disclosure regarding the material weakness identified and the steps the Company is taking to address the issue.

* * *

If you have any questions or need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or Jeffrey C. Blockinger at (212) 719-7302.

Very Truly Yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By:	Joel M. Frank
Title:	Chief Financial Officer, Senior Chief Operating Officer and Executive Managing Director